April 2026

Fellow Class A Shareholder,

As Class A shareholders, we are the majority economic owners of Ingles Markets, Incorporated ("Ingles" or the "Company"). Together, we own nearly **77%** of the outstanding equity. Unfortunately, the Board of Directors (the "Board") and management have failed us by treating the Company like a private entity run for the benefit of Chairman Robert P. Ingle, II.

Summer Road LLC ("Summer Road" or "we") has owned Ingles stock for over three years and currently owns approximately 3% of the outstanding shares of Class A common stock. We invested in the Company because i.) the grocery operations were fundamentally sound and generated healthy cash flows, and ii.) the balance sheet contained low leverage and tremendous real estate value that we felt was being ignored. After years of our engagement requests and basic inquiries being ignored by the Company's management and Board, we have concluded that corporate governance is the impediment to shareholders realizing the full value of their investment. We believe the best way to ensure that the interests of Class A shareholders are appropriately represented in the boardroom is for Class A shareholders to elect a Class A director who is truly independent and aligned with them.

Last year's Annual Meeting results and the Board's decisions since then are evidence that we cannot trust the incumbent directors to act in our best interests. In 2025, the two Class A directors each received significantly less than 50% support from shareholders, demonstrating Class A shareholders' overwhelming dissatisfaction with the status quo and desire for new representation on the Board. Now, ahead of this year's Annual Meeting, the Board has handpicked two Class A director nominees – our supposed representatives – who have ties to each other and at least one of whom has a preexisting relationship with one or more incumbent directors.

It is time for us to act to ensure we have at least one qualified independent director representing our interests as Class A shareholders. This is why we have nominated Rory A. Held, who is truly independent and aligned with all Class A shareholders. Unlike the Company's Class A nominees (Dwight Jacobs and Rebekah Lowe), Mr. Held has a vested financial interest in the Company's performance and brings the perspective of a Class A shareholder. He is also an experienced board member who understands public company value creation and will make decisions in the best interests of all Class A shareholders. <u>We encourage you to join us in voting to elect Mr. Held to Ingles' Board at the 2026 Annual Meeting to ensure that Class A shareholders finally have a voice in the boardroom</u>.

> ***Without a Legitimate Class A Representative in the Boardroom, Shareholders Have Suffered Under a Pattern of Underperformance and Opacity***

As we detail in our definitive proxy statement (which we encourage you to read), Ingles leadership has presided over prolonged periods of underperformance, maintained a culture of opacity and prioritized their own capital returns while keeping our dividends stagnant for decades. The Company's total shareholder returns have consistently and significantly trailed the broader market over the short-, medium- and long-term, as well as the Company's peer group during such periods other than the last year:

Total Shareholder Returns[1]				
	1-Year	**3-Year**	**5-Year**	**10-Year**
Ingles Markets	7.5%	**-27.0%**	68.3%	78.8%
S&P 500	17.9%	86.0%	96.0%	297.8%
Ingles Markets Performance vs. S&P 500	**-10.4%**	**-113.0%**	**-27.7%**	**-219.0%**
Grocery Market Peer Group	**-5.4%**	71.6%	112.3%	116.4%
Ingles Markets Performance vs. Grocery Market Peer Group	12.9%	**-98.6%**	**-44.0%**	**-37.6%**

We believe that a lack of effective oversight, facilitated by the Company's dual-class structure that allows Chairman Ingle to elect 75% of the Board despite owning only 23% of the combined share capital, has contributed to Ingles' underperformance. This troubling lack of boardroom accountability is also to blame, in our view, for the Company's misallocation of shareholder capital, deteriorating operational performance and misalignment between performance and pay for executives.

We believe the Board owes Class A shareholders answers to the following key questions:

- **Failed Capital Allocation:** Why has the Board retained greater than of **90% of net income** (a sum of approximately $1.5 billion) over the last decade with no commensurate increase in earnings or shareholder returns?

- **Misaligned Compensation:** Why has Chairman Ingle's compensation grown at a **41% CAGR** while operating income has remained flat and shareholder returns have consistently underperformed peers?[2] While our Class A distributions have been largely stagnant for 10 years, the Chairman has effectively increased his own dividend through compensation.[3]

Chairman's Compensation Analysis	**FY 2016**	**FY2025**	
$ in Millions			
Ingles Markets Operating Income	$129.8	$133.0	
Class A Dividends Paid	$9.2	$9.6	
Chairman Ingle Compensation Paid	$1.1	$7.4	
			2016-2025
Ingles Markets Operating Income Growth ($)			$3.2
Chairman Ingle's Compensation Growth ($)			$6.3
Share of Ingles Markets Operating Income Growth Paid Out to Chairman Ingle			197%

[1] Source: Bloomberg. Calculated as of market close on December 31, 2025. Assumes dividends reinvested. Grocery Market Peer Group includes Weis Markets, Inc., Ahold Delhaize N.V. (ADR), Village Super Market, Inc., Sprouts Farmers Market, Inc., The Kroger Co., Albertsons Companies, Inc. and Natural Grocers by Vitamin Cottage, Inc.
[2] Company proxy statements. Calculated for the four-year period ending fiscal year 2025.
[3] Company Form 10-K filings and proxy statements; Summer Road calculations.

- **Refusal to Engage:** Why does the Board refuse to speak with its investors, operating a multibillion-dollar public company like a private fiefdom and treating its majority economic owners as an inconvenience rather than partners?

- **Conflicted Governance:** Why has the Chairman been permitted to engage in "related-party" transactions, buying and selling assets to the Company and holding interests in LLCs that collect rent from the Company?

- **Neglected Assets:** Why are hundreds of acres of prime real estate sitting fallow and in disrepair, dragging down corporate returns and failing the communities Ingles serves?

Ahead of the April 30th Annual Meeting, You Have a Choice: Rubber Stamp vs. Owner's Mindset

The Board has proven it cannot be trusted to select our representatives. Just last year, when one Class A director resigned, the Board replaced him with someone who is a former Ingles executive and Class B representative. Now, the Board has put forward two interconnected nominees who currently serve together on another board. One of these nominees, Ms. Lowe, was recommended to Ingles by a current Ingles director, which the Company failed to disclose until we highlighted this disclosure violation. While the incumbent directors have labeled a majority of themselves as "independent," their track record proves they are nothing more than a rubber stamp for Chairman Ingle's failed strategies.

At this year's Annual Meeting, you will be able to reject the rubber stamp and elect a new director who is completely independent from Ingles' current Board and management.

- **The Incumbents' Choice:** Ms. Lowe is an executive coach and former banking executive who was handpicked by the incumbents. Does she possess the requisite experience in capital allocation, corporate strategy, real estate development or financial reporting? We note that the current Class A director nominees own zero Ingles shares. **How can individuals with absolutely no skin in the game represent your interests?**

- **The Shareholders' Choice:** Mr. Held has deep capital markets expertise and has studied hundreds of public companies and overseen complex private equity and real estate investments. Most importantly, he is independent of Ingles and brings an **owner's mindset** and a proven ability to build boardroom consensus to drive value from his previous service on the board of Peak Resorts, Inc. (formerly NASDAQ: SKIS).

If Elected, Mr. Held Will Instill Accountability and Represent All Class A Shareholders' Interests

If elected, Mr. Held will advocate for the following initiatives:

1. **Rigorous Capital Allocation Audit:** He will demand an exhaustive, data-driven study of the Company's capital allocation options. Our initial assessment from the outside is that aggressive capital return to shareholders likely represents the highest-return opportunity currently available and should be pursued with urgency; however, once elected, Mr. Held intends to review all available options and formulate a view in accordance with his fiduciary duties once he has access to all available data.

2. **Portfolio Optimization:** He will propose a formal study to evaluate separating Ingles into a focused "OpCo" (Grocery Operations) and a "PropCo" (Grocery-Anchored Real Estate Company). This separation would likely result in a material re-rating of the Company's valuation, optimize the capital structure of both entities and potentially catalyze strategic interest from larger grocers. Mr. Held also intends to push for a modernization of the Company's operational strategy.

3. **Restoring Investor Transparency and Alignment:** Mr. Held intends to urge Ingles to overhaul the Investor Relations function, reinstating quarterly earnings calls and ensuring shareholders have direct, consistent access to management. He will also call for the engagement of an independent compensation consultant to design a true pay-for-performance framework, with the goal of tying executive compensation to measurable total shareholder return and ROIC metrics, rather than the arbitrary increases currently favored by the Board. Lastly, Mr. Held intends to advocate for an in-depth review of the current management team's skillsets and the implementation of a transparent, merit-based succession plan to ensure the Company's future is not left to chance.

We urge you to vote for **Mr. Held** on the **GOLD** **universal proxy card** to instill accountability and transparency in the Ingles boardroom. Thank you for your support.

Sincerely,

Summer Road LLC
IMKTA@srllc.com

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